October 27, 2017	Registration Statement Nos. 333-209682 and 333-209682-01; Rule 424(b)(2)

JPMorgan Chase Financial Company LLC
Structured Investments

$550,000

Callable Contingent Interest Notes Linked to the Lesser Performing of the S&P 500® Index and the S&P 500® Pure Value Index due November 3, 2021

Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

•	The notes are designed for investors who seek a Contingent Interest Payment with respect to each Review Date for which the closing level of each of the S&P 500® Index and the S&P 500® Pure Value Index, which we refer to as the Indices, is greater than or equal to 60.00% of its Initial Value, which we refer to as an Interest Barrier.
•	The notes may be redeemed early, in whole but not in part, at our option on any of the Interest Payment Dates (other than the first, second, third and final Interest Payment Dates).
•	The earliest date on which the notes may be redeemed early is November 5, 2018.
•	Investors in the notes should be willing to accept the risk of losing some or all of their principal and the risk that no Contingent Interest Payment may be made with respect to some or all Review Dates.
•	Investors should also be willing to forgo fixed interest and dividend payments, in exchange for the opportunity to receive Contingent Interest Payments.
•	The notes are unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Financial, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.
•	Payments on the notes are not linked to a basket composed of the Indices. Payments on the notes are linked to the performance of each of the Indices individually, as described below.
•	Minimum denominations of $1,000 and integral multiples thereof
•	The notes priced on October 27, 2017 and are expected to settle on or about November 1, 2017.
•	CUSIP: 48129HHR1

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page PS-10 of the accompanying product supplement, “Risk Factors” beginning on page US-2 of the accompanying underlying supplement and “Selected Risk Considerations” beginning on page PS-5 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$25	$975
Total	$550,000	$13,750	$536,250

(1) See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the notes.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Financial, will pay all of the selling commissions of $25.00 per $1,000 principal amount note it receives from us to other affiliated or unaffiliated dealers. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

The estimated value of the notes, when the terms of the notes were set, was $967.50 per $1,000 principal amount note. See “The Estimated Value of the Notes” in this pricing supplement for additional information.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Pricing supplement to product supplement no. 4-I dated April 15, 2016, underlying supplement no. 1-I dated April 15, 2016 and the prospectus and prospectus supplement, each dated April 15, 2016

Key Terms

Issuer: JPMorgan Chase Financial Company LLC, an indirect, wholly owned finance subsidiary of JPMorgan Chase & Co.

Guarantor: JPMorgan Chase & Co.

Indices: The S&P 500® Index (Bloomberg ticker: SPX) and the S&P 500® Pure Value Index (Bloomberg ticker: SPXPV)

Contingent Interest Payments: If the notes have not been previously redeemed early and the closing level of each Index on any Review Date is greater than or equal to its Interest Barrier, you will receive on the applicable Interest Payment Date for each $1,000 principal amount note a Contingent Interest Payment equal to $10.00 (equivalent to a Contingent Interest Rate of 4.00% per annum, payable at a rate of 1.00% per quarter).

If the closing level of either Index on any Review Date is less than its Interest Barrier, no Contingent Interest Payment will be made with respect to that Review Date.

Contingent Interest Rate: 4.00% per annum, payable at a rate of 1.00% per quarter

Interest Barrier / Trigger Value: With respect to each Index, 60.00% of its Initial Value, which is 1,548.642 for the S&P 500® Index and 3,780.504 for the S&P 500® Pure Value Index

Pricing Date: October 27, 2017

Original Issue Date (Settlement Date): On or about November 1, 2017

Review Dates*: January 29, 2018, April 27, 2018, July 27, 2018, October 29, 2018, January 28, 2019, April 29, 2019, July 29, 2019, October 28, 2019, January 27, 2020, April 27, 2020, July 27, 2020, October 27, 2020, January 27, 2021, April 27, 2021, July 27, 2021 and October 27, 2021 (final Review Date)

Interest Payment Dates*: February 5, 2018, May 4, 2018, August 3, 2018, November 5, 2018, February 4, 2019, May 6, 2019, August 5, 2019, November 4, 2019, February 3, 2020, May 4, 2020, August 3, 2020, November 3, 2020, February 3, 2021, May 4, 2021, August 3, 2021 and the Maturity Date

Maturity Date*: November 3, 2021

* Subject to postponement in the event of a market disruption event and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to Multiple Underlyings” and “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement

Early Redemption:

We, at our election, may redeem the notes early, in whole but not in part, on any of the Interest Payment Dates (other than the first, second, third and final Interest Payment Dates) at a price, for each $1,000 principal amount note, equal to $1,000 plus the Contingent Interest Payment, if any, applicable to the immediately preceding Review Date. If we intend to redeem your notes early, we will deliver notice to The Depository Trust Company, or DTC, at least five business days before the applicable Interest Payment Date on which the notes are redeemed early.

Payment at Maturity:

If the notes have not been redeemed early and the Final Value of each Index is greater than or equal to its Trigger Value, you will receive a cash payment at maturity, for each $1,000 principal amount note, equal to (a) $1,000 plus (b) the Contingent Interest Payment applicable to the final Review Date.

If the notes have not been redeemed early and the Final Value of either Index is less than its Trigger Value, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Lesser Performing Index Return)

If the notes have not been redeemed early and the Final Value of either Index is less than its Trigger Value, you will lose more than 40.00% of your principal amount at maturity and could lose all of your principal amount at maturity.

Lesser Performing Index: The Index with the Lesser Performing Index Return

Lesser Performing Index Return: The lower of the Index Returns of the Indices

Index Return:

With respect to each Index,

(Final Value – Initial Value)
Initial Value

Initial Value: With respect to each Index, the closing level of that Index on the Pricing Date, which was 2,581.07 for the S&P 500® Index and 6,300.84 for the S&P 500® Pure Value Index

Final Value: With respect to each Index, the closing level of that Index on the final Review Date

PS-1 | Structured Investments Callable Contingent Interest Notes Linked to the Lesser Performing of the S&P 500® Index and the S&P 500® Pure Value Index

How the Notes Work

Payment in Connection with the First, Second and Third Review Dates

Payments in Connection with Review Dates (Other than the First, Second, Third and Final Review Dates)

PS-2 | Structured Investments Callable Contingent Interest Notes Linked to the Lesser Performing of the S&P 500® Index and the S&P 500® Pure Value Index

Payment at Maturity If the Notes Have Not Been Redeemed Early

Total Contingent Interest Payments

The table below illustrates the hypothetical total Contingent Interest Payments per $1,000 principal amount note over the term of the notes based on the Contingent Interest Rate of 4.00% per annum, depending on how many Contingent Interest Payments are made prior to early redemption or maturity.

Number of Contingent Interest Payments	Total Contingent Interest Payments
16	$160.00
15	$150.00
14	$140.00
13	$130.00
12	$120.00
11	$110.00
10	$100.00
9	$90.00
8	$80.00
7	$70.00
6	$60.00
5	$50.00
4	$40.00
3	$30.00
2	$20.00
1	$10.00
0	$0.000

Hypothetical Payout Examples

The following examples illustrate payments on the notes linked to two hypothetical Indices, assuming a range of performances for the hypothetical Lesser Performing Index on the Review Dates.

The hypothetical payments set forth below assume the following:

•	the notes have not been redeemed early;

PS-3 | Structured Investments Callable Contingent Interest Notes Linked to the Lesser Performing of the S&P 500® Index and the S&P 500® Pure Value Index

•	an Initial Value for the Lesser Performing Index of 100.00;
•	an Interest Barrier and a Trigger Value for the Lesser Performing Index of 60.00 (equal to 60.00% of its hypothetical Initial Value); and
•	a Contingent Interest Rate of 4.00% per annum (payable at a rate of 1.00% per quarter).

The hypothetical Initial Value of the Lesser Performing Index of 100.00 has been chosen for illustrative purposes only and does not represent the actual Initial Value of either Index. The actual Initial Value of each Index is the closing level of that Index on the Pricing Date and is specified under “Key Terms — Initial Value” in this pricing supplement. For historical data regarding the actual closing levels of each Index, please see the historical information set forth under “The Indices” in this pricing supplement.

Each hypothetical payment set forth below is for illustrative purposes only and may not be the actual payment applicable to a purchaser of the notes. The numbers appearing in the following examples have been rounded for ease of analysis.

Example 1 — Notes have NOT been redeemed early and the Final Value of the Lesser Performing Index is greater than or equal to its Trigger Value.

Date	Closing Level of Lesser Performing Index	Payment (per $1,000 principal amount note)
First Review Date	95.00	$10.00
Second Review Date	85.00	$10.00
Third through Fifteenth Review Dates	Less than Interest Barrier	$0
Final Review Date	90.00	$1,010.00
	Total Payment	$1,030.00 (3.00% return)

Because the notes have not been redeemed early and the Final Value of the Lesser Performing Index is greater than or equal to its Trigger Value, the payment at maturity, for each $1,000 principal amount note, will be $1,010.00 (or $1,000 plus the Contingent Interest Payment applicable to the final Review Date). When added to the Contingent Interest Payments received with respect to the prior Review Dates, the total amount paid, for each $1,000 principal amount note, is $1,030.00.

Example 2 — Notes have NOT been redeemed early and the Final Value of the Lesser Performing Index is less than its Trigger Value.

Date	Closing Level of Lesser Performing Index	Payment (per $1,000 principal amount note)
First Review Date	40.00	$0
Second Review Date	45.00	$0
Third through Fifteenth Review Dates	Less than Interest Barrier	$0
Final Review Date	50.00	$500.00
	Total Payment	$500.00 (-50.00% return)

Because the notes have not been redeemed early, the Final Value of the Lesser Performing Index is less than its Trigger Value and the Lesser Performing Index Return is -50.00%, the payment at maturity will be $500.00 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 × (-50.00%)] = $500.00

The hypothetical returns and hypothetical payments on the notes shown above apply only if you hold the notes for their entire term. These hypotheticals do not reflect the fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

PS-4 | Structured Investments Callable Contingent Interest Notes Linked to the Lesser Performing of the S&P 500® Index and the S&P 500® Pure Value Index

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the “Risk Factors” sections of the accompanying product supplement and underlying supplement.

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS —

The notes do not guarantee any return of principal. If the notes have not been redeemed early and the Final Value of either Index is less than its Trigger Value, you will lose 1% of the principal amount of your notes for every 1% that the Final Value of the Lesser Performing Index is less than its Initial Value. Accordingly, under these circumstances, you will lose more than 40.00% of your principal amount at maturity and could lose all of your principal amount at maturity.

•	THE NOTES DO NOT GUARANTEE THE PAYMENT OF INTEREST AND MAY NOT PAY ANY INTEREST AT ALL —

If the notes have not been redeemed early, we will make a Contingent Interest Payment with respect to a Review Date only if the closing level of each Index on that Review Date is greater than or equal to its Interest Barrier. If the closing level of either Index on that Review Date is less than its Interest Barrier, no Contingent Interest Payment will be made with respect to that Review Date. Accordingly, if the closing level of either Index on each Review Date is less than its Interest Barrier, you will not receive any interest payments over the term of the notes.

•	CREDIT RISKS OF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. —

Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the notes. If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

•	AS A FINANCE SUBSIDIARY, JPMORGAN FINANCIAL HAS NO INDEPENDENT OPERATIONS AND HAS LIMITED ASSETS —

As a finance subsidiary of JPMorgan Chase & Co., we have no independent operations beyond the issuance and administration of our securities. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of our affiliates to make payments under loans made by us or other intercompany agreements. As a result, we are dependent upon payments from our affiliates to meet our obligations under the notes. If these affiliates do not make payments to us and we fail to make payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co.

•	THE APPRECIATION POTENTIAL OF THE NOTES IS LIMITED TO THE SUM OF ANY CONTINGENT INTEREST PAYMENTS THAT MAY BE PAID OVER THE TERM OF THE NOTES,

regardless of any appreciation of either Index, which may be significant. You will not participate in any appreciation of either Index.

•	POTENTIAL CONFLICTS —

We and our affiliates play a variety of roles in connection with the notes. In performing these duties, our and JPMorgan Chase & Co.’s economic interests are potentially adverse to your interests as an investor in the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement.

•	JPMORGAN CHASE & CO. IS CURRENTLY ONE OF THE COMPANIES THAT MAKE UP THE INDICES,

but JPMorgan Chase & Co. will not have any obligation to consider your interests in taking any corporate action that might affect the level of either Index.

•	YOU ARE EXPOSED TO THE RISK OF DECLINE IN THE LEVEL OF EACH INDEX —

Payments on the notes are not linked to a basket composed of the Indices and are contingent upon the performance of each individual Index. Poor performance by either of the Indices over the term of the notes may negatively affect whether you will receive a Contingent Interest Payment on any Interest Payment Date and your payment at maturity and will not be offset or mitigated by positive performance by the other Index.

PS-5 | Structured Investments Callable Contingent Interest Notes Linked to the Lesser Performing of the S&P 500® Index and the S&P 500® Pure Value Index

•	YOUR PAYMENT AT MATURITY MAY BE DETERMINED BY THE LESSER PERFORMING INDEX.
•	THE BENEFIT PROVIDED BY THE TRIGGER VALUE MAY TERMINATE ON THE FINAL REVIEW DATE —

If the Final Value of either Index is less than its Trigger Value and the notes have not been redeemed early, the benefit provided by the Trigger Value will terminate and you will be fully exposed to any depreciation of the Lesser Performing Index.

•	THE OPTIONAL EARLY REDEMPTION FEATURE MAY FORCE A POTENTIAL EARLY EXIT —

If we elect to redeem your notes early, the term of the notes may be reduced to as short as approximately one year and you will not receive any Contingent Interest Payments after the applicable Interest Payment Date. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return and/or with a comparable interest rate for a similar level of risk. Even in cases where we elect to redeem your notes before maturity, you are not entitled to any fees and commissions described on the front cover of this pricing supplement.

•	YOU WILL NOT RECEIVE DIVIDENDS ON THE SECURITIES INCLUDED IN EITHER INDEX OR HAVE ANY RIGHTS WITH RESPECT TO THOSE SECURITIES.
•	THERE IS NO ASSURANCE THAT STRATEGY EMPLOYED BY THE S&P 500® PURE VALUE INDEX WILL BE SUCCESSFUL —

The S&P 500® Pure Value Index is designed to track the performance of stocks in the S&P 500® Index that exhibit the strongest value characteristics by reference to (1) book value to price ratio, (2) earnings to price ratio and (3) sales to price ratio.  There is, however, no assurance that the S&P 500® Pure Value Index will outperform any other index or strategy that tracks U.S. stocks selected using other criteria or the S&P 500® Index as a whole.  The value characteristic referenced by the S&P 500® Pure Value Index may not be accurate predictors of under-valued stocks, and there is no guarantee that undervalued stocks will appreciate.  In addition, the S&P 500® Pure Value Index’s “pure value” selection methodology includes a strong bias against growth stocks, which might outperform value stocks.  Furthermore, the S&P 500® Pure Value Index is constructed pursuant to a value-based weighting methodology, in which the weights of components are proportional to the strength of their value characteristics.  It is possible that the stock selection and weighting methodology of the S&P 500® Pure Value Index will adversely affect its return and, consequently, the value of the Index and of the notes.

•	THE RISK OF THE CLOSING LEVEL OF AN INDEX FALLING BELOW ITS INTEREST BARRIER OR TRIGGER VALUE IS GREATER IF THE LEVEL OF THAT INDEX IS VOLATILE.
•	LACK OF LIQUIDITY —

The notes will not be listed on any securities exchange. Accordingly, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes. You may not be able to sell your notes. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

•	THE ESTIMATED VALUE OF THE NOTES IS LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES —

The estimated value of the notes is only an estimate determined by reference to several factors. The original issue price of the notes exceeds the estimated value of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “The Estimated Value of the Notes” in this pricing supplement.

•	THE ESTIMATED VALUE OF THE NOTES DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES —

See “The Estimated Value of the Notes” in this pricing supplement.

•	THE ESTIMATED VALUE OF THE NOTES IS DERIVED BY REFERENCE TO AN INTERNAL FUNDING RATE —

The internal funding rate used in the determination of the estimated value of the notes is based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed-rate debt of JPMorgan Chase & Co. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “The Estimated Value of the Notes” in this pricing supplement.

PS-6 | Structured Investments Callable Contingent Interest Notes Linked to the Lesser Performing of the S&P 500® Index and the S&P 500® Pure Value Index

•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN THE THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD —

We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).

•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES —

Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our internal secondary market funding rates for structured debt issuances and, also, because secondary market prices (a) exclude selling commissions and (b) may exclude projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy the notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the Maturity Date could result in a substantial loss to you.

•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS —

The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the levels of the Indices. Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market. See “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement.

PS-7 | Structured Investments Callable Contingent Interest Notes Linked to the Lesser Performing of the S&P 500® Index and the S&P 500® Pure Value Index

The Indices

The S&P 500® Index consists of stocks of 500 companies selected to provide a performance benchmark for the U.S. equity markets. For additional information about the S&P 500® Index, see “Equity Index Descriptions — The S&P U.S. Indices” in the accompanying underlying supplement.

The S&P 500® Pure Value Index is designed to track the performance of stocks in the S&P 500® Index that exhibit the strongest value characteristics by reference to (1) book value to price ratio, (2) earnings to price ratio and (3) sales to price ratio. For additional information about the S&P 500® Pure Value Index, see Annex A in this pricing supplement.

Historical Information

The following graphs set forth the historical performance of each Index based on the weekly historical closing levels from January 6, 2012 through October 27, 2017. The closing level of the S&P 500® Index on October 27, 2017 was 2,581.07. The closing level of the S&P 500® Pure Value Index on October 27, 2017 was 6,300.84. We obtained the closing levels above and below from the Bloomberg Professional® service (“Bloomberg”), without independent verification.

The historical closing levels of each Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of either Index on any Review Date. There can be no assurance that the performance of the Indices will result in the return of any of your principal amount or the payment of any interest.

PS-8 | Structured Investments Callable Contingent Interest Notes Linked to the Lesser Performing of the S&P 500® Index and the S&P 500® Pure Value Index

Tax Treatment

You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4-I. In determining our reporting responsibilities we intend to treat (i) the notes for U.S. federal income tax purposes as prepaid forward contracts with associated contingent coupons and (ii) any Contingent Interest Payments as ordinary income, as described in the section entitled “Material U.S. Federal Income Tax Consequences — Tax Consequences to U.S. Holders — Notes Treated as Prepaid Forward Contracts with Associated Contingent Coupons” in the accompanying product supplement. Based on the advice of Davis Polk & Wardwell LLP, our special tax counsel, we believe that this is a reasonable treatment, but that there are other reasonable treatments that the IRS or a court may adopt, in which case the timing and character of any income or loss on the notes could be materially affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments and the relevance of factors such as the nature of the underlying property to which the instruments are linked. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Non-U.S. Holders — Tax Considerations. The U.S. federal income tax treatment of Contingent Interest Payments is uncertain, and although we believe it is reasonable to take a position that Contingent Interest Payments are not subject to U.S. withholding tax (at least if an applicable Form W-8 is provided), a withholding agent may nonetheless withhold on these payments (generally at a rate of 30%, subject to the possible reduction of that rate under an applicable income tax treaty), unless income from your notes is effectively connected with your conduct of a trade or business in the United States (and, if an applicable treaty so requires, attributable to a permanent establishment in the United States). If you are not a United States person, you are urged to consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes in light of your particular circumstances.

Section 871(m) of the Code and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% withholding tax (unless an income tax treaty applies) on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities.  Section 871(m) provides certain exceptions to this withholding regime, including for instruments linked to certain broad-based indices that meet requirements set forth in the applicable Treasury regulations (such an index, a “Qualified Index”).  Additionally, the applicable regulations exclude from the scope of Section 871(m) instruments issued in 2017 that do not have a delta of one with respect to underlying securities that could pay U.S.-source dividends for U.S. federal income tax purposes (each an “Underlying Security”).  Based on certain determinations made by us, our special tax counsel is of the opinion that Section 871(m) should not apply to the notes with regard to Non-U.S. Holders.  Our determination is not binding on the IRS, and the IRS may disagree with this determination.  Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security.  You should consult your tax adviser regarding the potential application of Section 871(m) to the notes.

FATCA. Withholding under legislation commonly referred to as “FATCA” could apply to payments with respect to the notes that are treated as U.S.-source “fixed or determinable annual or periodical” income (“FDAP Income”) for U.S. federal income tax purposes (such as interest, if the notes are recharacterized, in whole or in part, as debt instruments, or Contingent Interest Payments if they are otherwise treated as FDAP Income). If the notes are recharacterized, in whole or in part, as debt instruments, withholding could also apply to payments of gross proceeds of a taxable disposition, including an early redemption or redemption at maturity. However, under a recent IRS notice, this regime will not apply to payments of gross proceeds (other than any amount treated as FDAP Income) with respect to dispositions occurring before January 1, 2019. You should consult your tax adviser regarding the potential application of FATCA to the notes.

In the event of any withholding on the notes, we will not be required to pay any additional amounts with respect to amounts so withheld.

The Estimated Value of the Notes

The estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using the internal funding rate described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The estimated value of the notes does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the estimated value of the notes is based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed-rate debt of JPMorgan Chase & Co. For additional

PS-9 | Structured Investments Callable Contingent Interest Notes Linked to the Lesser Performing of the S&P 500® Index and the S&P 500® Pure Value Index

information, see “Selected Risk Considerations — The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate” in this pricing supplement.

The value of the derivative or derivatives underlying the economic terms of the notes is derived from internal pricing models of our affiliates. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time.

The estimated value of the notes does not represent future values of the notes and may differ from others’ estimates. Different pricing models and assumptions could provide valuations for the notes that are greater than or less than the estimated value of the notes. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our or JPMorgan Chase & Co.’s creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions.

The estimated value of the notes is lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. A portion of the profits, if any, realized in hedging our obligations under the notes may be allowed to other affiliated or unaffiliated dealers, and we or one or more of our affiliates will retain any remaining hedging profits. See “Selected Risk Considerations — The Estimated Value of the Notes Is Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary market funding rates for structured debt issuances. This initial predetermined time period is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by our affiliates. See “Selected Risk Considerations — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period” in this pricing supplement.

Supplemental Use of Proceeds

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “How the Notes Work” and “Hypothetical Payout Examples” in this pricing supplement for an illustration of the risk-return profile of the notes and “The Indices” in this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to the estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

Supplemental Plan of Distribution

We expect that delivery of the notes will be made against payment for the notes on or about the Original Issue Date set forth on the front cover of this pricing supplement, which will be the third business day following the Pricing Date of the notes (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to two business days before delivery will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

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Validity of the Notes and the Guarantee

In the opinion of Davis Polk & Wardwell LLP, as special products counsel to JPMorgan Financial and JPMorgan Chase & Co., when the notes offered by this pricing supplement have been executed and issued by JPMorgan Financial and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of JPMorgan Financial and the related guarantee will constitute a valid and binding obligation of JPMorgan Chase & Co., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York, the General Corporation Law of the State of Delaware and the Delaware Limited Liability Company Act. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated February 24, 2016, which was filed as an exhibit to the Registration Statement on Form S-3 by JPMorgan Financial and JPMorgan Chase & Co. on February 24, 2016.

Additional Terms Specific to the Notes

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series A medium-term notes of which these notes are a part, and the more detailed information contained in the accompanying product supplement and the accompanying underlying supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” sections of the accompanying product supplement and the accompanying underlying supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 4-I dated April 15, 2016: http://www.sec.gov/Archives/edgar/data/19617/000095010316012644/crt_dp64831-424b2.pdf
•	Underlying supplement no. 1-I dated April 15, 2016: http://www.sec.gov/Archives/edgar/data/19617/000095010316012649/crt-dp64909_424b2.pdf
•	Prospectus supplement and prospectus, each dated April 15, 2016: http://www.sec.gov/Archives/edgar/data/19617/000095010316012636/crt_dp64952-424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

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Annex A

All information contained in this pricing supplement regarding the S&P 500® Pure Value Index (the “Pure Value Index”), including, without limitation, its make-up, method of calculation and changes in its components, has been derived from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by, S&P Dow Jones Indices LLC (“S&P Dow Jones”). The Pure Value Index is calculated, maintained and published by S&P Dow Jones. S&P Dow Jones has no obligation to continue to publish, and may discontinue the publication of, the Pure Value Index.

The Pure Value Index began publishing on December 16, 2005 and has a base date of June 30, 1995 and a base value of 1,020.02. The Pure Value Index is reported by Bloomberg, L.P. under the ticker symbol “SPXPV.”

The Pure Value Index is an index designed to track the performance of stocks in the S&P 500® Index that exhibit the strongest value characteristics by using a value-weighting scheme.

Composition of the S&P 500® Pure Value Index

S&P Dow Jones draws the constituents of the Pure Value Index from the S&P 500® Index and identifies a portion of the S&P 500® Index’s market capitalization as pure growth and a portion as pure value. There are no overlapping stocks, and the stocks in the Pure Value Index are weighted in proportion to their respective value scores. For additional information about the S&P 500® Index, see “Background on the S&P 500® Index.”

To determine the constituency of the Pure Value Index, S&P Dow Jones applies three benchmarks to each constituent of the S&P 500® Index to derive its style scores: (1) book value to price ratio, (2) earnings to price ratio and (3) sales to price ratio.1 Raw values for each of the three factors are calculated for each company in the S&P® Total Market Index and are first winsorized to the 90th percentile and then standardized by dividing the difference between each company’s raw score and the mean of the entire set by the standard deviation of the entire set. Winsorization reduces the impact of outliers on a data set by limiting them to a designated value or score. The S&P 500® Index consists of stocks of 500 companies selected to provide a performance benchmark for the U.S. equity markets. A value score for each company is computed as the average of the standardized values of the three value factors. Growth scores are determined similarly for each company in the S&P 500® Index based on three growth benchmarks: (1) three-year change in earnings per share (excluding extra items) over price per share, (2) three-year sales per share growth rate and (3) momentum (12-month percent price change).2 After value scores and growth scores have been calculated for each company, the companies are then ranked based on their respective scores. A company with a high growth or value score will have a high growth or value rank, respectively, while a company with a low growth or value score will have a low growth or value rank, respectively. Next, the companies are sorted in ascending order based on their growth rank divided by their value rank (i.e., the companies with the highest value scores are at the bottom of the list). The companies at the bottom of the list have a higher value rank (and value score) and a lower growth rank (and growth score) and, therefore, exhibit pure value characteristics. The companies at the bottom of this list with a combined market capitalization of 33% of the market capitalization of the S&P 500® Index form the “Value Basket.”

Pure Value Index constituents are drawn from the Value Basket and weighted by their respective value scores. The constituents of the Pure Value Index are all stocks for which 100% of their respective float market capitalizations are in the Value Basket and their respective value scores are greater than the mean of all the S&P 500® Index value scores plus 0.25. Thus, all Value Basket constituents are also Pure Value Index constituents, except those with the lowest value scores. Further, all constituent value scores in the Pure Value Index are capped at 2.0 so that no outlying constituents will have outsize weight.

1 When book value to price ratio, earnings to price ratio, or sales to price ratio is not available, the factor is set equal to zero.

2 When earnings from three years prior are not available, then two-year change in earnings per share (excluding extra items) over price per share is used. When earnings from two years prior are not available, then one-year change in earnings per share (excluding extra items) over price per share is used. When earnings from one year prior are not available, the factor is set equal to zero. If the starting values is less than zero, the score is multiplied by a factor of negative 1.

When sales from three years prior are not available, then two-year sales per share growth rate is used. When sales from two years prior are not available, then one-year sales per share growth rate is used. When sales from one year prior are not available, the factor is set equal to zero. If the starting values is less than zero, the score is multiplied by a factor of negative 1.

When there is not enough trading history to calculate 12-month momentum, then momentum is calculated from the stock’s listing date.

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Calculation of the S&P 500® Pure Value Index

The Pure Value Index is calculated using the same methodology as the S&P 500® Index, except that the constituents of the Pure Value Index are weighted in proportion to their respective style scores, subject to the value score cap described above. Some companies may have more than one share class line represented in the S&P 500® Index. In the Pure Value Index, the weight determined at the rebalance is distributed proportionally to the market capitalization ratio of the share class lines. For additional information about the calculation of the S&P 500® Index, see “Equity Index Descriptions — The S&P U.S. Indices” in the accompanying underlying supplement.

Maintenance of the S&P 500® Pure Value Index

Rebalancing

The Pure Value Index is rebalanced annually on the third Friday of December. The reference date for growth and value expressions is after the close of the last trading date of the previous month. Closing prices as of the second Friday of December are used for setting index weights. Style scores and weights are reset annually at the rebalancing date. The Index Committee (as defined below) may change the date of a given rebalancing for reasons including market holidays occurring on or around the scheduled rebalancing date. Any such change will be announced by S&P Dow Jones with proper advance notice where possible. Other changes are made on an as-needed basis according to the S&P 500® Index’s guidelines. Changes in response to corporate actions and market developments can be made at any time.

Index Changes

Actions that affect the S&P 500® Index may result in adjustments to the Pure Value Index. The table below summarizes types of index maintenance adjustments and indicates whether or not a divisor adjustment is required.

S&P 500® Index Action	Adjustment Made to Index	Divisor Adjustment
Spin-off	Index membership follows the S&P 500® Index. The child stock is assigned the same Pure Weight Factor and style score as the parent stock on the effective date of the spin-off.	No
Rights offering	The weight of stocks is unchanged. Price follows the S&P 500® Index price change. To keep weights of stocks unchanged following price change, Modified Index Shares are adjusted for the stock whose shares are being changed.	No
Constituent change	If the constituent being dropped is a member of the Pure Value Index, it is removed from the Pure Value Index. The replacement stock can be added to either the Pure Value Index or the Pure Growth Index, or to neither. If the stock is added to the Pure Value Index, S&P Dow Jones will include the weight at which the stock will enter the Pure Value Index. The weight is the ratio of the capped style score of the added stock divided by the sum of style scores of all index constituents.	Yes
Share changes between quarterly share adjustments	The weight of stocks is unchanged.	No

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S&P 500® Index Action	Adjustment Made to Index	Divisor Adjustment
Quarterly share changes	The weight of stocks is unchanged during March, June and September quarterly share changes. For the annual rebalancing, new constituents and their weights are announced two-to-five days before the December quarterly date. At the rebalancing, the weight of each stock is simply proportional to its capped style score.	Only on the December quarterly adjustment date, since it coincides with the annual rebalancing of the Pure Value Index.

Governance of the S&P 500® Pure Value Index

The Pure Value Index is supervised by the S&P U.S. Index Committee (the “Index Committee”). The Index Committee will, from time to time, consult practitioners and academics to keep index methodology current and relevant.

License Agreement

JPMorgan Chase & Co. or its affiliate has entered into an agreement with S&P Dow Jones that provides it and certain of its affiliates or subsidiaries, including JPMorgan Financial, with a non-exclusive license and, for a fee, with the right to use the Pure Value Index, which is owned and published by S&P Dow Jones, in connection with certain securities, including the notes.

The notes are not sponsored, endorsed, sold or promoted by S&P Dow Jones or its third party licensors. Neither S&P Dow Jones nor its third party licensors makes any representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the Pure Value Index to track general stock market performance. S&P Dow Jones’ and its third party licensors’ only relationship to JPMorgan Financial and JPMorgan Chase & Co. is the licensing of certain trademarks and trade names of S&P Dow Jones and the third party licensors and of the Pure Value Index which is determined, composed and calculated by S&P Dow Jones or its third party licensors without regard to JPMorgan Financial or JPMorgan Chase & Co. or the notes. S&P Dow Jones and its third party licensors have no obligation to take the needs of JPMorgan Financial or JPMorgan Chase & Co. or the owners of the notes into consideration in determining, composing or calculating the Pure Value Index. Neither S&P Dow Jones nor its third party licensors is responsible for and has not participated in the determination of the prices and amount of the notes or the timing of the issuance or sale of the notes or in the determination or calculation of the equation by which the notes are to be converted into cash. S&P Dow Jones has no obligation or liability in connection with the administration, marketing or trading of the notes.

NEITHER S&P DOW JONES, ITS AFFILIATES NOR THEIR THIRD PARTY LICENSORS GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS OR COMPLETENESS OF THE PURE VALUE INDEX OR ANY DATA INCLUDED THEREIN OR ANY COMMUNICATIONS, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATIONS (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES, ITS AFFILIATES AND THEIR THIRD PARTY LICENSORS SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS OR DELAYS THEREIN. S&P DOW JONES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE MARKS, PURE VALUE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES, ITS AFFILIATES OR THEIR THIRD PARTY LICENSORS BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE OR CONSEQUENTIAL DAMAGES, INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY OR OTHERWISE.

“Standard & Poor’s,” “S&P” and “S&P 500” are trademarks of Standard & Poor’s Financial Services LLC and have been licensed for use by JPMorgan Chase & Co and its affiliates, including JPMorgan Financial.

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